

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2021

Mike Zaman
Chief Executive Officer
Crown Equity Holdings, Inc.
11226 Pentland Downs Street
Las Vegas, NV 89141

> **Re: Crown Equity Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 12, 2021**
> **File No. 333-253052**

Dear Mr. Zaman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Please revise the prospectus cover page to disclose the offering price of the units. Please also revise the prospectus cover page to disclose the secondary offering by the selling shareholders. Refer to Item 501 of Regulation S-K.

2. We note that your common stock is currently quoted on the OTC Pink marketplace. With respect to the secondary offering by the selling shareholders, please revise to clarify that the selling shareholders will sell at a fixed price until your shares are listed or quoted on an existing public trading market, such as the OTCQB, OTCQX or OTCBB, and thereafter at prevailing market prices or privately negotiated prices. Please also disclose the fixed price.

3.   Please update the financial statements in compliance with Rule 8-08 of Regulation S-X. Please also update the financial information presented throughout the prospectus accordingly.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any questions.

                                                            Sincerely,

                                                            Division of Corporation Finance
                                                            Office of Trade & Services